Mark Selinger

Tel 212.801.9221

Fax 212.801.6400

Mark.Selinger@gtlaw.com

May 12, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mark Brunhofer Sharon Blume Eric Envall Sonia Bednarowski

Re:	INX Ltd. Form 6-K Filed November 15, 2022 File No. 000-56429

Dear Mr. Brunhofer:

On behalf of INX Ltd. (the “Company” or “INX”), we are writing to submit the Company’s responses to the two remaining comments (comment 9 and 10) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission,” or the “SEC”) dated April 13, 2023, relating to the above referenced Form 6-K (File No. 000-56429) filed by the Company on November 15, 2022. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

9.	We acknowledge the response to the fourth bullet of prior comment 32 and your statement that the principal market or most advantageous market for your digital assets held is frequently not known or determinable and your reference to the provision in IFRS 13.17 that an entity need not undertake an exhaustive search of all possible markets to identify the principal or most advantageous market. Please address the following and reference the authoritative literature you rely upon to support your position:

●	Tell us how an aggregated price from multiple exchanges and platforms on coinmarketcap.com can represent the price from a single market contemplated in IFRS 13.16.

●	Tell us how you considered the second sentence in IFRS 13.17 that the market in which you normally transact for each digital asset is presumed to be your principal or most advantageous market.

●	Tell us whether you identify a principal or most advantageous market for each digital asset you hold and separately determine that the difference between the prices in these markets and on coinmarketcap.com at each reporting period are immaterial. To the extent that you do not make this assessment each reporting period and rely on your belief that any difference would be immaterial, tell us how you do not have a significant deficiency or material weakness in internal controls over financial reporting given the requirement to identify a single principal or most advantageous market for each digital asset held.

Response: In response to the Staff’s comment, to clarify the original response, the Company respectfully notes that the principal or most advantageous market is identified for each digital asset held, as required under IFRS 13.16. In addition, the Company utilizes Coinmarketcap.com pricing as a reference due to the fragmentation and the lack of regulations for digital asset markets, as discussed below, and a comparison of the prices between the principal market and  Coinmarketcap.com is undertaken to determine whether any significant difference in price for each digital asset exists and whether any unusual abnormalities exist within prices obtained from the principal market.

No such significant differences existed at September 30 and December 31, 2022.

Additionally, the Company has reassessed the related footnote wording as to the basis used to determine the fair value for digital assets and in the annual 2022 consolidated financial statements included our Form 20-F the wording has been revised to state that the fair value of digital assets is based on quoted prices in the principal market as of 12:00 AM UTC.

The principal market is defined by the Company in accordance with IFRS 13, or in the absence of a principal market, the most advantageous market.

Considerations for utilizing Coinmarketcap.com as a “safety net” price check on principal market

When fair value measurement was first used, the methodology was quite clear. Assets trading in a market would be valued by the closing price in the market at the measurement date. At the time, most equities were traded on a single trading platform and thus left little ambiguity as to the market price. Today, in cryptocurrency markets, we once again face a situation where the existing fair value guidelines may no longer reflect market realities. In particular, the principal trading platform and most advantageous markets are difficult to establish in fragmented, globally dispersed and unregulated markets.

One of the key characteristics of the cryptocurrency market is its high level of fragmentation. The main cryptocurrencies, Bitcoin and Ethereum, are traded on over 100 trading platforms worldwide, with a large variety of underlying pricing mechanisms. Accordingly, in many cases, there may be no single trading platform that is dominant in terms of volume, price discovery, or any other attribute that would make it an obvious principal market. Moreover, either due to the difference in trading rules, and/or the lack of active liquidity providers at the current phase of market development for many trading platforms, there can be significant differences in the prices between trading platforms, and due to geographic disparity, a constant shift in the volume prominence throughout the day. Several other exchange-traded assets have either a designated principal exchange or a de facto principal exchange that dominates all other exchanges in terms of volume or visibility and serves as a focal point in the price discovery process. The situation is quite different for cryptocurrency where there may not exist a single dominant market in terms of volume.

It is also important that we ensure that the pricing data extracted from the designated principal market is as reliable as possible. Due to the rapid shifts in trading volume noted earlier and the fact that some trading platforms lack proper oversight or are unregulated, the pricing data reported may not be highly reliable. Under the current conditions, it is challenging to assume that this certainty exists and can be relied upon.

We have considered all factors described above, which led to the utilization of Coinmarketcap.com as a “safety net” reference price for digital assets we hold.

10.	We acknowledge your response to prior comment 33. Please provide us with the following additional information as it relates to Sales of Digital Assets by Customers.

●	Explain the differences between a market, limit or stop order trade type. Provide us with separate, step by step examples, of each type of sale transaction including a description of how the sold crypto moves from one customer wallet to another.

●	For trade types that are not executed immediately, explain why and tell us when customer accounts are updated to reflect sales of crypto.

Response:

The below listed order types are available for customers of INX to sell or buy a digital asset. Descriptions below describe differences between the order types as they relate to sales of digital assets by customers:

Market order – the sell order is executed immediately at the best bid price available in the orderbook at the time order is placed by the customer given the Spend amount (quantity to be sold) specified by the customer. Upon the execution of the order, the quantity of the asset sold is automatically deducted by the trading system from the seller’s account and the amount of consideration received is added in the currency specified within the order based on the execution price.

Limit order – the sell order is executed at Limit bid price specified by the customer or higher available in the orderbook. The order is executed at the time when Limit price or higher bid price is available in the order book. The sale is not guaranteed and the order may be pending for execution until the specified Limit price is available. The order can be cancelled by the customer at any time. Upon the execution of the order, the quantity of the asset sold is automatically deducted by the trading system from the seller’s account and the amount of consideration received is added in the currency specified within the order based on the execution price.

Stop limit order - the sell order is pre-set by the customer and is placed automatically in the market once the best bid price reaches the Trigger Price. The order is executed at Limit Price or higher available in the orderbook. Both the Limit Price and Trigger Price are pre-specified by the customer. The order is executed at the time when Limit price or higher bid price is available in the order book. The sale is not guaranteed and the order may be pending for execution until the specified Limit price is available. The order can be cancelled by the customer at any time. Upon the execution of the order, the quantity of the asset sold is automatically deducted by the trading system from the seller’s account and the amount of consideration received is added in the currency specified within the order based on the execution price.

Stop market order - the sell order is pre-set by the customer and is placed automatically in the market once the best bid price reaches the Trigger Price. It is executed at Market Price (best bid) available in the orderbook in the quantity spefified (Spend amount). The Trigger Price is pre-specified by the customer. The order is executed immediately after Trigger Price is reached. The sale is not guaranteed and the order may be pending for execution until the specified Trigger Price is reached. The order can be cancelled by the customer at any time. Upon the execution of the order, the quantity of the asset sold is automatically deducted by the trading system from the seller’s account and the amount of consideration received is added in the currency specified within the order based on the execution price.

Although limit orders, stop limit and stop market orders may remain open pending execution until such time that the limit Price or the Trigger Price reaches the specified level (set by a customer), under all order types, immediately after the sale order is executed, the quantity of the sold asset is automatically deducted from the account balance of the seller and added to the account balance of the buyer, and the consideration received is simultaneously added to the account balance of the seller and deducted from the account balance of the buyer. This process is automatically triggered upon execution and there is no delay in reflecting the executed trade in each customer account. Buy and sell transactions are registered within the internal Company’s system, but there is no actual movement of the assets on blockchain nor between wallets or bank accounts as both the buyers’ and sellers’ digital assets and fiat are held in omnibus custodial accounts. A buy or a sell is a ledger entry only transaction.

●	Provide us a complete accounting analysis with citations to the authoritative literature that supports your determination that the company does not control the cryptocurrency being provided before it is transferred to the buyer. Refer to paragraph 33 of IFRS 15.

Response:

Principal versus agent

Judgment is required in determining whether the Company is a principal or an agent in transactions between customers. The Company evaluates the presentation of revenue on a gross or net basis based on whether it controls the cryptocurrency provided before it is transferred to the customer (gross) or whether it acts as an agent by fulfilling its performance obligation by matching a trade and arranging for other customers on the platform to provide the cryptocurrency to the customer (net).

The Company wishes to note that activity of two subsidiaries are relevant to this evaluation and are separately considered while evaluating the activity and the performance obligation: INX Digital, Inc. (“INX Digital”) and INX Solutions Limited (“INX Solutions”). We focus our response below on INX Digital, and additionally include relevant information regarding recently launched activity under INX Solutions to provide a comprehensive view of the trading activity by customers of INX Digital for the purpose of addressing Staff’s comment.

INX Digital

As noted in the prior response, INX Digital represents the cryptocurrency trading platform with a performance obligation of providing a matching service for customers buying and selling digital assets. INX Digital does not provide liquidity on its trading platform and does not represent a buyer to a customer seller or a seller to a customer buyer in any trade. Under the guidance in IFRS 15.B34-38, INX Digital acts as an agent in satisfying its performance obligation by arranging a match of a trade between a customer buyer and a seller and accordingly records revenue in the amount of the trading fee.

We considered indicators of control under the guidance in IFRS 15.B37 and based on the assessment, concluded that INX Digital does not have control of the assets. INX Digital does not control the cryptocurrency being provided by the seller before it is transferred to the buyer. There is no transfer of the actual asset when a trade occurs as all customer assets are held in an omnibus account (the trade is recorded on the internal ledger in each customer account reflecting the quantity sold or purchased). INX Digital does not have market risk with regards to the digital asset of its customers, and is not responsible to hold inventory or to settle the trade on behalf of a customer. INX Digital also does not set the price for the cryptocurrency as the price is the market price established electronically via orders submitted by buyers and sellers independent of INX Digital at various desired prices on the platform. The market is established by INX customers (willing buyers and sellers) submitting orders to buy or sell digital assets and, therefore, forming a natural public market.

Control of an asset under IFRS 15.33

According to IFRS 15.33, goods and services are assets, even if only momentarily, when they are received and used. Control of an asset refers to the ability to:

●	direct the use of, and obtain substantially all of the remaining benefits from, the asset; or

●	to prevent other entities from directing the use of, and obtaining the benefits from, an asset.

The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways, such as by:

(a)	using the asset to produce goods or provide services (including public services);

(b)	using the asset to enhance the value of other assets;

(c)	using the asset to settle liabilities or reduce expenses;

(d)	selling or exchanging the asset;

(e)	pledging the asset to secure a loan; and

(f)	holding the asset.

Customer assets are held in an omnibus custodial fiat account and omnibus wallets specifically desigated to hold customer funds for each cryptocurrency. Under the Digital User Agreement between a customer and INX Digital, INX Digital does not have the right to use customer assets. Customer assets may not be loaned to INX Digital or the Company and INX Digital may not grant security interest in customer assets to a third party, nor use them in any other way – see Section 3, Ownership – Segregation, of the INX Digital User Agreement. INX Digital does not obtain any benefits or cash flows from the assets because it does not use the assets in any way such as: to provide services or to settle other liabililties. INX Digital does not sell or echange the assets, does not pledge them to secure a loan and does not gain a benefit by holding the assets. Customer assets are simply custodied on behalf of INX customers in their original form for customers’ exclusive benefit.

Moreover, under the Digital User Agreement, title to digital assets shall at all times remain exclusively with the customer and shall not transfer to INX Digital. INX Digital shall have no ownership interest in any digital assets it holds on behalf of any customer – see Section 3, Ownership – Segregation, of the INX Digital User Agreement.

Under the Digital User Agreement, customers remain the owners of their digital assets and fiat when held by INX Digital and INX Digital has no title over such digital assets or fiat.  INX Digital will comply with its customers’ instructions with respect to their digital assets and fiat currency, subject to the terms of the Agreement. INX Digital could not use these assets, digital or fiat, for its own purpose or benefit. The agreement further determines that, Customers may at any time, subject to applicable policies, withdraw their digital assets by instructing INX Digital to debit the applicable digital asset account from customers’ digital asset wallet and transfer their digital assets to a different blockchain address.

Additionally, INX Digital has taken specific legal steps, such as executing the segregation acknowledgement letter with the custodian, to ensure that, under the custodial agreement, customer digital assets are bankruptcy remote and treated as customer property, separately from the Company’s general estate in the event of a liquidation. Accordingly, in the event of insolvency, based on the legal agreement, it is intended that customer assets are returned to customers in its original form and not liquidated or combined with the general estate of the Company.

The above assessment, is consistent with the Company’s conclusion that INX Digital does not control customer assets under the IFRS 15.33 guidance.

The consolidated financial statements included in the December 31, 2022 Form 20-F filing present customer assets and the corresponding obligation to safeguard such assets on the Company’s balance sheet under the SEC Staff Accounting Bulletin No. 121 guidance.

Also, in accordance with IFRS 15.31, transaction fees charged on the INX.One trading platform are recognized as revenue when the promised services are transferred to the customer and the customer obtains control – see Section 4.3 of the INX Digital Customer Digital User Agreement.  Under the Company’s assessment, as previously described, we conclude that the net presentation of revenue is appropriate because INX Digital acts as an agent in facilitating the ability for a customer to purchase/sell digital assets from/to another customer and does not have control of the assets under the IFRS 15 standard. Accordingly, revenue earned from this activity is recorded in the amount of the trading or transaction fee on net basis.

INX Solutions

INX Solutions commenced operations during the second quarter of 2022, it is wholly owned by INX Limited (common ownership with INX Digital) and provides liquidity and risk management services to INX Digital. As of September 30, 2022, INX Solutions did not have significant activity and did not generate significant revenue. INX Solutions has deposited fiat and digital assets balances with INX Digital for the purpose of providing liquidity in select digital assets on the trading platform, INX.One. In this capacity, INX Solutions posts orders, and buys and sells digital assets on the trading platform from other customers of INX Digital. INX Solutions has a settlement obligation to pay for the asset purchase or give-up control of the asset sold at the time of the order execution.

To determine the nature of the service that INX Solutions is providing (agent vs. principal), the Company considered the IFRS 15.B34-38 guidance and provides here the resulting conclusion in view of the limited activity for this entity through the period ending September 30, 2022 and the scope of the question. Based on the the Company’s assessment, INX Solutions acts as a principal with regards to the trading activity it conducts and does have control of the assets under IFRS 15. Accordingly, revenue earned by INX Solutions from buying and selling digital assets is recognized on a gross basis.

●	In Section 3.4 of the INX Digital User Agreement, you indicate that “INX Digital may use shared Digital Currency wallets, controlled by INX Digital or an INX Custodial Partner. INX Digital may commingle users’ Digital Currencies.”

o	Explain how frequently you use shared Digital Currency wallets and which trade types they are used for.

o	Include how you considered the commingling of users’ Digital Currencies in shared Digital Currency wallets, controlled by INX Digital or an INX Custodial Partner, in the accounting analysis requested above.

Response: The Company holds all customer digital assets under an omnibus wallet for each coin specifically designated to hold customer assets utilizing BitGo Inc. wallet technology solution. These omnibus wallets are used for all customer trading activity. However, we wish to note that when customers trade digital assets, there is no physical transfer of such assets between wallets as assets are held in a single wallet for each digital asset currency and no asset movement is required.

Buy and sell transactions (quantities) are recorded by INX as a ledger entry in accounts of the buying and selling customer. The lack of actual asset transfer upon trade match between customers further supports the guidance in IFRS 15.33, whereby the INX Digital does not have control of the asset as it does not direct the use of the relevant customer asset for purposes of trade settlement.

●	In Section 4.2 of the INX Digital User Agreement you indicate for sales transactions, “to secure the performance of your obligations under this Agreement, you may be required to grant to INX Digital or one of the INX Custodial Partners a lien on and security interest in and to the balances in your INX Digital Account.”

o	Provide us an example of a trade with INX Digital or one of the INX Custodial Partners that would require a customer to grant a lien on its INX Digital Account and the purpose of such lien. We note the statement in your response that “the customer must have sufficient buying power (sufficient USD or relevant digital assets balance in the account) for the order to be executed.” Tell us whether the company provides any liquidity support to its customers for digital asset sales transactions.

o	Include how you considered any company provided liquidity support in the accounting analysis requested above.

Response:

An example that would require a customer lien be granted would be in an instance where a credit amount is provided to an institutional customer for the purposes of providing liquidity on the INX Digital trading platform. In such example, the customer’s account would be credited in each relevant currency and INX Digital would restrict withdrawals of such balances for risk management purposes during the time the credit agreement is in place.

In our accounting analysis of agent versus principal, the issue of company-provided liquidity support does not affect the conclusion. IFRS 15B.34 -38 does not list liquidity support as one of the indicators of control. The issue that needs to be addressed is what is the nature of the Company’s obligation. As described above, the Company’s obligation is to provide a matching service and not to provide the designated currency itself. The fact that the Company may provide the customer with credit to fulfill the transaction does not change the nature of its obligation to that of providing the designated currency. It should be noted that many stock brokers provide financing to their customers in the form of margin accounts, but that does not result in those brokers acting as a principal in the transaction.

Accordingly, the Company’s conclusion is that it as acting as an agent even in those situations of providing liquidity support.

Please contact me at 212.801.9221 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Mark S. Selinger
Shareholder